

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

Via E-mail
David Levin
Chief Executive Officer
McGraw-Hill Global Education Holdings, LLC
2 Penn Plaza
New York, NY 10121

> **Re: McGraw-Hill Global Education Holdings, LLC**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed May 7, 2014**
> **File No. 333-193697**

Dear Mr. Levin:

We have received your response to our letter dated May 5, 2014 and have the following additional comment.

Exhibit Index

1. We note your response to our prior comment 7. We note that on page 133 of your Form S-1 filed on January 31, 2014 you disclosed that pursuant to the Stockholders Agreement of Georgia Holdings, as long as the sponsor owns any shares of Georgia Holdings' common stock, it has the right to nominate a majority of the board of Georgia Holdings. We note from page 107 of your most recent amendment that the board of Georgia Holdings manages the general course of your affairs. Additionally, we note disclosure on page 110 which provides that certain of your new compensation programs are intended to align interests of key employees with those of Georgia Holdings' stockholders by providing equity ownership. If these facts are no longer the case, please advise. Otherwise it appears that you have a beneficial interest in this agreement which is material to an understanding of your business. Please revise to file the Stockholders Agreement of Georgia Holdings as an exhibit to your next registration statement or advise.

You may contact Amy Geddes at (202) 551- 3304 or David Humphrey at (202) 551- 3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Monica K. Thurmond, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP